# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bain Capital Private Credit, CIK 0001899017
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest, $0.01 par value per share
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 03/17/2025
Amends the filing with accession number 0000950170-25-033002
Filed by CIK 0002055128
Persons authorized to receive notices and communications: Bain Capital DCB Investments,, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital DCB Investments, LP (CIK 0002055128): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,988,207.55; shared voting power 0; sole dispositive power 3,988,207.55; shared dispositive power 0; aggregate amount beneficially owned 3,988,207.55 (23.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, $0.01 par value per share
Name of issuer: Bain Capital Private Credit
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The amount disclosed in the first amendment to Schedule 13D, filed on March 4, 2025 for the Reporting Person's subscription of $13,000,000 of Common Shares, was based on Bain Capital Private Credit's estimated net asset value ("NAV") as of February 28, 2025. Due to the timing of Bain Capital Private Credit's calculation of its NAV, the actual number of shares purchased and the actual purchase price per share could not be determined at the time of the March 4, 2025 filing. This is an amendment to disclose the final number of shares purchased, purchase price per share, and total amount of securities beneficially owned following the definitive calculation of the applicable NAV per share on March 17, 2025, which was $25.5801.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 3,988,207.55 Common Shares, representing approximately 23.5% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Based on information receieved by the Reporting Person from the Issuer, there are 16,952,002 Common Shares outstanding as of March 17, 2025.
Transactions in the class effected during the past sixty days: Execept as reported in the Statement, neither the Reporting Person, DCB GP nor any of the indivuduals listed on Schedule I has effected any transactions in the Common Shares during the past sixty (60) days.

## Signatures
- Bain Capital DCB Investments, LP: /s/ Kase Jubboori, Kase Jubboori, Authorized Signatory (03/19/2025)